Press Release

GreenPower Announces Conference Call Covering Results for the Third Quarter of 2024 to be Held on February 13, 2024

Vancouver, Canada - February 5, 2024 - GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, plans to host a conference call and webcast for all shareholders and interested parties at 6:30 a.m. PT / 9:30 a.m. ET on Tuesday February 13, 2024 to discuss its operations and financial results for the periods ended December 31, 2023. A replay of the call will be available on the number below shortly after the call.

Conference Call Information:

Date: Tuesday February 13, 2024
Time: 6:30 a.m. PT / 9:30 a.m. ET

Participant dial-in: (US) 1-844-739-3982 (Canada); 1-866-605-3852; (International) 1-412-317-5718
Please ask to be joined into the GreenPower Motor Company Inc. conference call.

Webcast Link:  https://event.choruscall.com/mediaframe/webcast.html?webcastid=hJl8t3kV

Replay: (US) 1-877-344-7529; (Canada) 1-855-669-9658; (International) 1-412-317-0088

Replay access code: 1162207

For further information contact

Fraser Atkinson, CEO

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

Allie Potter

Media Relations

(218) 766-8856

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2024 GreenPower Motor Company Inc. All rights reserved.